SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           Schedule 13G Under
         Information Statement Pursuant to Rules 13d-1 and 13d-2
                Under The Securities Exchange Act of 1934

                            (Amendment No. 1)




                           Hudson Hotels Corp
      ------------------------------------------------------------
                             (Name Of Issuer)


                                 Common
      -------------------------------------------------------------
                     (Title of Class of Securities)


                                443794102
                     -------------------------------
                             (Cusip Number)



                  (Continued on the following page(s))


                            Page 1 of 6 Pages

CUSIP No. 443794102    13G     Page 2 of 6 Pages

Hudson Hotels Corp




1     NAME OF REPORTING PERSON
      S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
      The Chase Manhattan Corporation - CMC
      The Chase Manhattan Bank - CMB


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)
                                                          (B)

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      The Chase Manhattan Corporation - Delaware
      The Chase Manhattan Bank - New York

NUMBER        5  SOLE VOTING POWER
OF               CMC     - 247,073
SHARES           CMB     - 247,073



BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY         CMC     - None
                 CMB     - None

EACH          7  SOLE DISPOSITIVE POWER
REPORTING        CMC     - 247,073
PERSON           CMB     - 247,073


WITH          8  SHARED DISPOSITIVE POWER
                 CMC     - None
                 CMB     - None

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                 CMC  - 247,073
                 CMB  - 247,073

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 CMC     - 4.903%
                 CMB     - 4.903%

12      TYPE OF PERSON REPORTING*
                 CMC     - HC
                 CMB     - BK


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:                Hudson Hotels Corp
Item 1(b).Address of Issuer's:           One Airport Way Suite 200
          Principal Executive Offices    Rochester N.Y. 14624

          Principal Executive Officer:

Item 2(a).Name of Person Filing:         This notice is filed by
                                         The Chase Manhattan Corporation
                                         CMC) and its wholly owned
                                         subsidiary, The Chase Manhattan
                                         Bank (CMB )


Item 2(b).Address of Principal Business  CMC:  270 Park Avenue
          Office:                              New York, NY 10017
                                         CMB:  270 Park Avenue
                                               New York, NY 10017

Item 2(c).Citizenship:                   CMC - Delaware
                                         CMB - New York

Item 2(d).Title of Class of Securities:  Common Par

Item 2(e). CUSIP Number:   443794102

                            Hudson Hotels Corp

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Act.

        (b) |X|  Bank as defined in Section 3(a)(6) of the Act.

        (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                 [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X|  Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G).

        (h) |_|  Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)      Amount Beneficially Owned:          CMC  - 247,073
                 As of December 31, 1997             CMB  - 247,073

        (b)      Percent of Class:                   CMC  - 4.903%
                                                     CMB  - 4.903%

        (c)      Number of shares as to which such person has:

                                                     CMC  - 247,073
                                                     CMB  - 247,073


         (ii) Shared power to vote or to direct the vote:

                                                     CMC  - None
                                                     CMB  - None

                           Hudson Hotels Corp

        (iii) Sole power to dispose or to direct the disposition of:

                                                     CMC  - 247,073
                                                     CMB  - 247,073

        (iv)  Shared power to dispose or to direct the disposition of:

                                                     CMC  - None
                                                     CMB  - None

Item 5.  Ownership of Five Percent or Less of a Class:
         Yes - Less than 5% holdings


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not applicable


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

         Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,


Item 8. Identification and Classification of Members of this Group:

        Not applicable.


Item 9. Notice of Dissolution of Group:


        Not applicable.

         Hudson Hotels Corp

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   February 12, 1998



The Chase Manhattan Bank            THE Chase Manhattan Corporation


/s/ Allan Nemethy                    /s/ Anthony J. Horan
-------------------------            ---------------------------
    Allan Nemethy                        Anthony J. Horan
    Trust Officer                        Corporate Secretary



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